Exhibit 99.27(d)(2)

ASPIDA LIFE INSURANCE COMPANY
(the “Company”)
Administrative Office:
[2327 Englert Drive Durham, NC 27713]
[833.4.ASPIDA]
[www.aspida.com]

RETURN OF PREMIUM DEATH BENEFIT RIDER

This Rider is made a part Your Contract to which it is attached and is effective on the Contract Effective Date referenced on the Rider Data Section. All terms capitalized, but not defined herein, have the meaning prescribed to them in Your Contract. In case of a conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider will control.

The purpose of this rider is to provide a Death Benefit that revises the standard Death Benefit provided in the Contract. The determination of the Death Benefit and how it can change are described in this Rider.

RETURN OF PREMIUM BENEFIT

The amount of the Death Benefit will be equal to the greater of the Death Benefit described in the Contract or the Return of Premium Base.

Return of Premium Base

If this Rider is effective on the Contract Effective Date, the Return of Premium Base on that date is equal to the Single Premium Payment on the Contract Effective Date.

The Return of Premium Base will be reduced for any partial Withdrawals in the same proportion that the Contract Value is reduced by the Withdrawal. The Return of Premium Base immediately after the Withdrawal is equal to the Return of Premium Base immediately before the Withdrawal multiplied by A, and divided by B, where:

A.	is the Contract Value immediately after the withdrawal.
B.	is the Contract Value immediately prior to the withdrawal.

The Return of Premium Base is not available as a lump sum.

RIDER CHARGE

There are no rider charges assessed for this Rider.

ANNUAL REPORT

The Annual Report We send You for Your Contract will include the Death Benefit at the end of the report period.

RIDER TERMINATION

This rider will terminate on the date on which the earliest of the following events occurs:

(1)	Change of Owner (or Annuitant for a non-natural Owner); unless the new Owner assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changes to a personal revocable trust or a change to a court-appointed guardian representing the Owner during the Owner’s lifetime);
(2)	The commencement of payments under an Annuity Option;
(3)	The Termination of Your Contract for any reason, including the full surrender of Your Contract or the payment of a Death Benefit;
(4)	The date You assign the Contract or any of Your rights under the Contract.

Once this Rider is terminated, it may not be reinstated.

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[Secretary]

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